SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 30, 2013

MetroGas Inc.
(Translation of registrant’s name into English)

MetroGAS S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated:  November 22, 2013

By:	/s/ Marcelo Adrián Nuñez
	Name:	Marcelo Adrián Nuñez
	Title:	CEO

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES

TABLE OF CONTENTS

LEGAL INFORMATION		1
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET		2
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPRENHENSIVE INCOME		3
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY		4
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS		5
1.	GENERAL INFORMATION	6
2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK	6
3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)	10
4.	ACCOUNTING POLICIES	19
5.	KEY ACCOUNTING ESTIMATES AND JUDGMENTS	19
6.	FINANCIAL RISK MANAGEMENT	20
7.	SEGMENT REPORTING	20
8.	PROPERTIES, PLANT AND EQUIPMENT	21
9.	INVESTMENT PROPERTIES	22
10.	INTERESTS IN SUBSIDIARIES	23
11.	TRADE RECEIVABLES AND OTHER RECEIVABLES	23
12.	ADVANCE PAYMENTS	24
13.	CASH AND CASH EQUIVALENTS	24
14.	CAPITAL STOCK	24
15.	OTHER TAXES PAYABLE	25
16.	FINANCIAL DEBT	25
17.	REORGANIZATION LIABILITIES	28
18.	PROVISIONS	29
19.	TRADE PAYABLES AND OTHER ACCOUNTS PAYABLE	29
20.	SALARIES AND SOCIAL SECURITY	29
21.	FINANCIAL ASSETS AND LIABILITIES	30
22.	REVENUES	31
23.	EXPENSES BY NATURE	32
24.	NET FINANCIAL RESULTS	33
25.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX	33
26.	NET COMPREHENSIVE RESULT PER SHARE	34
27.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES	35
28.	SUBSEQUENT EVENTS	39
INFORMATIVE SUMMARY OF ACTIVITY		40
INDEPENDENT AUDITORS’ REPORT

METROGAS S.A.

UNAUDITED CONDENSED INTERIM FINANCIAL CONSOLIDATED STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year N° 22 (commenced on January 1° 2013).

Condensed Consolidated Interim Financial Statements as of September 30, 2013 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013 (Registration is pending).

Parent Company: YPF S.A. (See Note 2.1)

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products,  and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their byproducts.

Percentage of votes held by parent company: 70%

Composition and changes in Common Stock as of 09.30.13:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock as of 09.30.13	569,171

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2013, DECEMBER 31, 2012 AND JANUARY 1, 2012
(Stated in thousands of pesos)

	Notes	09.30.13	12.31.12	01.01.12
Assets
Non current Assets
Properties, plant and equipment	8	1,827,113	1,780,930	1,751,516
Deferred income tax assets		264	751	443
Other investment		808	646	445
Investment properties	9	5,369	5,459	5,578
Advance payments	12	23	335	332
Total Non current assets		1,833,577	1,788,121	1,758,314
Current assets
Advance payments	12	6,502	16,662	11,845
Trade receivables and other receivables	11	440,528	262,511	237,472
Cash and cash equivalents	13	319,055	153,208	207,278
Total Current assets		766,085	432,381	456,595
Total assets		2,599,662	2,220,502	2,214,909
Shareholders’ Equity
Capital stock	14	569,171	569,171	569,171
Adjustment capital stock		684,769	684,769	684,769
Legal Reserve		45,376	45,376	45,376
Unappropiated retained earnings		(727,828)	(1,133,018)	(954,272)
Equity attibutable to the owners		571,488	166,298	345,044
Non controlling interest		1,968	989	1,071
Total Shareholders’ Equity		573,456	167,287	346,115
Liabilities
Non current Liabilities
Other taxes payable	15	8,179	8,996	-
Reorganization liabilities	17	17,557	1,429,301	1,319,615
Financial debt	16	827,865	-	-
Deferred income tax liabilities	25	257,996	52,072	126,907
Provisions	18	54,100	102,025	91,067
Total Non current Liabilities		1,165,697	1,592,394	1,537,589
Current Liabilities
Trade payable and other accounts payable	19	676,942	345,466	246,281
Salaries and social security	20	62,052	49,286	39,425
Income tax and minimum presumed income tax (“MPIT”) liability		16,822	10,271	15,657
Other taxes payable	15	92,598	55,798	29,842
Financial debt	16	12,095	-	-
Total Current Liabilities		860,509	460,821	331,205
Total Liabilities		2,026,206	2,053,215	1,868,794
Total Liabilities and Shareholders’ Equity		2,599,662	2,220,502	2,214,909

Marcelo Adrián Nuñez
Acting by Vice-Chairperson

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPRENHENSIVE INCOME
FOR THE NINE AND THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2013 AND 2012
(Stated in thousands of pesos)

		For the nine months period ended		For the three months period ended
	Notes	09.30.13	09.30.12	09.30.13	09.30.12
Revenues	22	1,438,652	1,135,462	595,053	432,619
Operating costs	23	(1,036,762)	(885,320)	(408,096)	(329,301)
Gross profit		401,890	250,142	186,957	103,318
Administratative expenses	23	(128,293)	(138,845)	(16,533)	(44,835)
Selling expenses	23	(193,376)	(147,451)	(72,873)	(55,018)
Other income and expenses		4,630	4,223	2,899	1,139
Operating income (loss)		84,851	(31,931)	100,450	4,604
Financial income	24	23,653	25,301	11,397	7,045
Financial cost	24	(221,894)	(123,136)	(92,519)	(52,538)
Net financial results		(198,241)	(97,835)	(81,122)	(45,493)
Debt restructuring result	16	757,470	-	-	-
Result before income tax		644,080	(129,766)	19,328	(40,889)
Income tax	25	(237,911)	(12,726)	(10,806)	(9,643)
Net and comprehensive result for the period		406,169	(142,492)	8,522	(50,532)

Net and comprehensive result for the period controlling interest		405,190	(142,466)	7,464	(50,697)
Net and comprehensive result for the period non-controlling interest		979	(26)	1,058	165
Net and comprehensive result for the period		406,169	(142,492)	8,522	(50,532)

Net and comprehensive result per share
Basic and diluted	26	0.71	(0.25)	0.01	(0.09)

Marcelo Adrián Nuñez
Acting by Vice-Chairperson

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER´S EQUITY
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2013 AND 2012
(Stated in thousands of pesos)

	Capital stock	Adjustment capital stock	Legal Reserve	Unappropiated retained earnings	Equity attibutable to the owners	Non controlling interest	Total Shareholders’ Equity
Balance as of 01.01. 2012	569,171	684,769	45,376	(954,272)	345,044	1,071	346,115

Net and comprehensive result for the nine months period ended 09.30.12	-	-	-	(142,466)	(142,466)	(26)	(142,492)

Balance as of 09.30.12	569,171	684,769	45,376	(1,096,738)	202,578	1,045	203,623

Net and comprehensive result for the three months period ended 12.31.12	-	-	-	(36,280)	(36,280)	(56)	(36,336)

Balance as of 12.31.12	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287

Net and comprehensive result for the nine months period ended 09.30.13	-	-	-	405,190	405,190	979	406,169

Balance as of 09.30.13	569,171	684,769	45,376	(727,828)	571,488	1,968	573,456

Marcelo Adrián Nuñez
Acting by Vice-Chairperson

METROGAS S.A.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2013 AND 2012
(Stated in thousands of pesos).

	09.30.13	09.30.12
Cash Flows provided by operating activities
Total comprehensive result for the period	406,169	(142,492)
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax acrrued during the period	237,911	12,726
Depreciation of properties, plant and equipment and investment property	60,216	56,658
Net book value of fixed assets retired	7,238	44
Provisions	(43,707)	6,048
Debt restructuring result (2)	(770,360)	-
Net Financial Results	201,285	100,887
Exchange differences on cash and cash equivalents	1,508	(2,313)
Changes in assets and liabilities
Trade receivables and other receivables	(181,520)	(58,470)
Advance payments	10,472	(29,060)
Deferred income tax creditors	487	(582)
Trade payable and other accounts payable	331,476	364
Other non current investments	(162)	(178)
Salaries and social security	12,766	7,474
Income tax and minimum presumed income tax (“MPIT”) liability	(11,281)	(13,155)
Other taxes payable	35,684	42,607
Provisions	(16)	(925)
Deferred income tax liabilities	(10,965)	(11,064)
Reorganization liabilities	-	1,272
Income tax and minimum presumed income tax (“MPIT”) paid in the period	(3,190)	(4,788)
Net cash flows provided by (used in) operating activities	284,011	(34,948)

Cash flows used in investing activities
Increase in properties, plant and equipment	(113,547)	(79,077)
Net cash flows used in investing activities	(113,547)	(79,077)

Cash flows used in financing activities
Payments of interest	(3,109)	-
Net cash flows used in financing activities	(3,109)	-

Effect of changes in exchange rates on cash and cash equivalents	(1,508)	2,313
Increase (Decrease) in cash and cash equivalents	165,847	(111,712)

Cash and cash equivalents at the beginning of year	153,208	207,278
Cash and cash equivalents at the end of the period (1)	319,055	95,566
Increase (Decrease) in cash and cash equivalents	165,847	(111,712)

(1) From cash and cash equivalents as of September 30, 2013 and 2012, Ps. 86,744 thousand and Ps. 26,102 thousand correspond to balances collected for Trust Funds and Resolution I-2621/2013 that were deposited the following month.

(2) Exclude debt restructuring expenses for Ps. 12,890 thousand.

Marcelo Adrián Nuñez
Acting by Vice-Chairperson

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

1.	GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on Buenos Aires Stock Exchange (“BCBA”) and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company´s filing for reorganization proceeding.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment. As of September 30, 2013, the controlling shareholder of Gas Argentino is YPF S.A. through its subsidiary YPF Inversora Energética S.A. (“YIESA”) (see Note 2.1).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties.

2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service. The Company estimates that, if the conditions as of the date of issuance of these financial statements continue, the situation will continue to deteriorate, for this reason, the management has evaluated a variety of measures to mitigate the impact of the current financial situation, including:

-	escalating the Company claims to Argentine authorities on the approval of tariff increases (including the pass-through of municipal levies);
-	procuring the strict management of cash-flow and control our expenditures;
-	requiring additional capital contributions from shareholders;
-	modifying payment conditions with our principal suppliers and the Trust Funds; and
-	obtaining financing from third parties.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances, which situation has not been resolved to the date of these interim financial statements.

In this context, in the fiscal year ended December 31, 2012 the Company registered a significant increase in the operating loss. Likewise, as of September 30, 2013, the Company registered cumulative losses amounting to Ps. 727,828 thousand and the consolidated negative working capital to Ps. 94,424 thousand.

These consolidated financial statements have been prepared using accounting standards applicable to a going concern. As of the date of issuance of these financial statements, it is neither possible to foresee the outcome of the tariff negotiation process nor to determine its final consequences on the Company’s results and operations. The above mentioned circumstances raise substantial doubt about the Company’s ability to continue as a going concern. However, the Company’s consolidated financial statements do not include any adjustments or reclassifications, if any, that might be required from the unsuccessful outcome of the situation described above.

In Note 1 of the Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which includes information as of December 31, 2012, the aspects related to the economic and financial situation and regulatory framework are described. There follow the significant developments occurred during the nine months period ended September 30, 2013:

2.1	Change in Company control

On April 26, 2013, MetroGAS was informed of Resolution ENARGAS No I/2566 D, dated April 19, 2013, whereby ENARGAS approved the purchase by YPF Inversora Energética S.A. of  54.67% of Gas Argentino. Class A shares from BG Inversiones Argentinas S.A. and of 2.73% of  MetroENERGÍA S.A. shares from BG Argentina S.A., without prejudice of the involvement of Comisión Nacional de Defensa de la Competencia (National Committee for the Defense of the Competition).

On May 3, 2013, Gas Argentino reported that BG Inversiones Argentinas S.A. had transferred to YPF Inversora Energética S.A. (“YIESA”) 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of Gas Argentino, owner of 70% of MetroGAS’s shares. Thus, YPF S.A. through YIESA obtained 100% of the capital stock and votes of Gas Argentino and it will indirectly have, through Gas Argentino, 70% of the capital stock and votes of MetroGAS.

In addition, BG Argentina S.A. transferred to YIESA 6,279 ordinary, registered shares with nominal value of $ 1 and one vote per share, representative of 2.73 % of the capital stock of MetroENERGÍA.

On August 1, 2013, YIESA, under the terms of art. 215 of the Law of Corporations transferred to OPERADORA DE ESTACIONES DE SERVICIOS S.A. (“OPESSA”) 1,683,246 ordinary, Class A, registered, non-endorsable, shares with $1 nominal value each and one vote per share, that represent 2% of the Gas Argentino´s capital stock.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

2.2	MetroGAS Reorganization Proceeding

In compliance with the reorganization proceeding as described in Note 1.1 to the Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, on January 11, 2013, MetroGAS issued new notes which were delivered in exchange to financial creditors and non-financial creditors who were admitted and declared acceptable as detailed in Note 16.

On February 1 and February 13, 2013, MetroGAS submitted before the intervening Court the documentation evidencing compliance with the debt exchange and the issuance of the new notes in order to obtain the removal of all general inhibitions and the legal declaration of the accomplishment of the proceeding within the terms and conditions of Section 59 of the Argentine Bankruptcy Law.

On March 26, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 100% of the portion subject to capitalization of interest payable on June 30, 2013 and to issue Additional Negotiable Obligations for such capitalization.

Furthermore, the Board also decided to issue New Negotiable Obligations for the new unsecured creditors, as long as their credits have been verified by a ruling in the Reorganization Proceedings.

On July 25, 2013, MetroGAS issued:

•	Negotiable Obligations of Late Verification:
✓	Series A-U: U$S 5,087,459
✓	Series B-U: U$S 4,013,541
•	Negotiable Obligations of Capitalization:
✓	Additional Series A-L: U$S 6,756,665
✓	Additional Series A-U: U$S 704,581

On September 9, 2013, MetroGAS made a formal presentation in the Reorganization File requesting the reorganization proceedings be declared complied with. At the time these financial statements were closed the judge had not yet ruled on the matter in question.

2.3	MetroGAS Intervention

On May 31, 2013, ENARGAS published Resolution ENRG I-2,587/13 providing for the termination of the intervention of that entity at MetroGAS. The intervention had been originally established in June 2010 as a consequence of MetroGAS’ Shareholders Reorganization Proceedings.

2.4	Regulatory Framework

2.4.1	Tariff Renegotiation – Charge Resolution ENARGAS 2,407/12

On March 27, 2013, MetroGAS received, from the Execution Committee, the notification of approval of the Consolidation and Expansion Investment Plan submitted on February 1, 2013.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

2.5	Incentive Policies

There are various schemes fostered by the National Government to boost the natural gas industry which, although initially have no direct impact on MetroGAS, nor do they impose any obligations on the company, might actually have favorable consequences considering that one of their main objectives is to increase natural gas injections. The various schemes are described below:

2.5.1	“Plan Energía Total” (Total Energy Plan)

Within the framework of this Plan, ENARSA injects certain volumes for CNG filling stations above the volumes injected by producers according to the specific auctions carried out by MEG (Gas Electronic Market). On July 10, 2013, ENARGAS issued Resolution ENRG I-2,621/13 that provided that the regional distributors shall invoice the volumes injected by ENARSA on behalf of the latter together with the billing for the natural gas distribution and transportation service, and shall then render all accounts for the amounts thus invoiced. The Resolution specifically states that the higher costs that the invoicing on behalf of ENARSA generates to Distributors may not be passed through to consumers but they will eventually be covered within the framework of specific agreements that shall be negotiated and agreed between the Distributors and ENARSA resulting from that regulation. The operation in question applies to the volumes injected by ENARSA as from June 2013. As of the date of issuance of these financial statements, the agreement with ENARSA for higher costs is still pending.

2.5.2	Program to Encourage the Surplus Injection of Natural Gas

Resolution 1/2013 dated January 18, 2013, of the Strategic Planning and Coordination of the National Plan of Hydrocarbon Investments (“CPCEPNIH”), approved the Program to Encourage the Surplus Injection of Natural Gas with the objective of encouraging gas producers to increase their injections for supplying the internal market through the acknowledgement of higher prices above those effectively charged through the National Government’s compensation system. Via Resolutions 7/2013 and 8/2013 issued by the above mentioned Committee on July 4, 2013 (i) the deadline for adhering to the abovementioned Program, originally set for June 30, 2013, was extended until August 16, 2013, and (ii) a mechanism was approved for making advanced payments to producers of up to 75% of the compensations due to them for their surplus injections of natural gas.  Through Resolution CPCEPNIH 32/2013 the deadline for adhering to the Program in question was extended until October 4, 2013.

2.5.3	Scheme for the Promotion of Investment for Hydrocarbon Exploitation

On July 15, 2013, the Official Gazette published Executive Order PEN 929/13 which provided the creation of a Scheme for the Promotion of Investments for Hydrocarbon Exploitation with the objective, among others, of obtaining the self-supply of hydrocarbons.

The principal items of this new scheme are:

•	Submission of investment projects for over U$S1,000,000,000 in 5 years.
•	As from the fifth year after Project start up, free availability of 20% of hydrocarbons to be marketed in the external market at 0% exportation duties.
•
Free availability of 100% of the currency resulting from such exportation without the obligation of settling them locally provided the previous income of U$S 1,000,000,000 of committed investment has been credited.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

•
Price and currency compensation mechanism in the event that, due to a shortage in the local market, exports were suspended, and to ensure producers that (i) their 20% of not exported hydrocarbons would be collected locally in pesos at reference export prices and (ii) they may buy freely available dollars  with those pesos.

•
Organization of the “Concession for the Non-Conventional Exploitation of Hydrocarbons” (shale gas, shale oil, tight sands, tight gas, tight oil and/or coal bed methane) for 25 years plus a 10-year extension.

•	The application authority is the Strategic Planning and Coordination Committee of the National Plan of Hydrocarbon Investments, in charge of scheme regulation.

CPCEPNIH 49/2013 was published on September 30, 2013, which required the presentation of the 2014 investment plans.

3.	BASIS FOR PRESENTATION AND ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

3.1	Adoption of the International Financial Reporting Standards

The CNV has set forth, through Resolution No. 562/09 and No. 576/10, the enforcement of Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE “) which adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

On January 24, 2012, in order to evaluate the applicability and impact of IFRIC 12 “Service Concession Arrangements” for registrant licensees of the public service of natural gas transport and distribution, as well as, their controlling companies, the CNV issued Resolution No. 600 extending the enforcement of the IFRS to the fiscal year commencing on January 1, 2013. Afterwards, on December 12, 2012, the CNV issued Resolution No. 613 establishing that licensees of the public service of natural gas transport and distribution companies and their controlling companies are not included in the scope of the IFRIC12. See “Key Accounting Estimates and Judgments” in Note 3, Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013.

Consequently, the application of the IFRS is compulsory for the Company as from fiscal year commenced on January 1, 2013, being these, the first financial statements for the nine months period submitted under these standards. The transition date to the IFRS for the Company as established in the IFRS 1 “First Time Adoption of IFRS” is January 1, 2012.

The Company financial statements were previously prepared in accordance with the Argentine GAAP. The Argentine GAAP differs in some areas from the IFRS. To prepare these condensed consolidated interim financial statements, the Company has modified certain accounting policies of appraisal and exposure previously applied under the Argentine GAAP to conform the IFRS. The principal accounting policies are described in the following notes.

The comparatives figures and those corresponding to the transition date (January 1, 2012) have been modified to reflect those adjustments. In Note 3.6 there appears an adjustment among the figures of the net worth, related to the consolidated financial statements issued under the Argentine GAAP as of September 30, 2012, as of December 31, 2012 and as of the transition date (January 1, 2012) and of the results and other comprehensive results for the nine months period ended September 30, 2012 and for the fiscal year ended December 31, 2012 and the amounts submitted under the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustment in the cash flows.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

3.2	Filing of These Interim Financial Statements

In accordance with Title IV of the Informative Periodic Regime, Chapter I, Informative Regime, Section I, General Dispositions, Article 1, point b.1) of CNV standards, the Company has opted for presenting its condensed interim consolidated financial statements in condensed foreseen in the International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and the IFRS 1 “First Time Adoption of IFRS”. The condensed consolidated interim financial statements have been prepared pursuant the accounting policies that the Company expects to adopt in its annual consolidated financial statements as of December 31, 2013. The accounting policies are based on the IFRS issued by the IASB and the interpretations issued by the IFRIC which are expected to be applicable as of said date.

These condensed consolidated interim financial statements are presented in thousands of pesos, except where expressly stated otherwise.

These condensed consolidated interim financial statements should be read together with the Company annual financial statements as of December 31, 2012 prepared in accordance with the Argentine GAAP. Additionally, in the Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013 there appear information under the IFRC as of December 31, 2012 necessary for understanding these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been approved by the Board of Directors for issuance on November 14, 2013.

The condensed consolidated interim financial statements for the nine months periods ended September 30, 2013 and 2012 have not been audited. The Company estimates that they include all the adjustments necessary to fairly present the results for each period.

3.3	Seasonable Character of the Operations

The sales and profits of the Company are highly influenced by the weather conditions prevailing in Argentina. The natural gas demand and consequently, the MetroGAS sale and profits are considerably higher during the winter months (May to September) due to the volumes of gas sold and to the tariffs mix that affects the sales profit and net margin.

3.4	Initial application of International Financial Reporting Standards

IFRS 1 allows to the entities that adopt for the first time the standards to consider some sole exemptions and exceptions to the principle of retroactive application of certain IFRS in force. Said exceptions have been foreseen by the IASB to simplify the first application of said rules.

- Optional exemptions adopted by the Company:

Cost attributed to Properties, plant and equipment and Investment properties: the cost of Properties, plant and equipment and Investment properties, restated under the accounting standards in force have been adopted as deemed cost as of the transition date to IFRS, since that cost is similar to the cost or depreciated cost under the IFRS, adjusted to reflect the changes in a general or specific prices index. Likewise, the IFRS establish alternative criteria for the measurement after the initial recognition of each class of property that composes the items of Properties, plant and equipment, foreseeing that the “cost model” or “revaluation model” is to be used. The Management of the Company has elected to continue applying the “cost model” to all classes of property which compose Properties, plant and equipment and Investment properties.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

Financial leasing: The Company determined if the agreements in force as of the date of transition to IFRS included a leasing, as from the consideration of facts and circumstances existing as of said date.

- Mandatory exceptions applicable to the Company:

Estimates: the estimates carried out by the Company under IFRS to the date of transition to IFRS are consistent with the estimates carried out as of the same date under Argentine GAAP.

Derecognition of financial assets and liabilities: the Company, pursuant IFRS 1, applied the IFRS 9 prospectively to the financial liabilities written off as a result of the restructuring of its financial debt carried out on May 12, 2006 as it did not have the necessary information to apply the IFRS 9 upon initial recognition of these transactions.

The following mandatory exceptions provided by IFRS 1 have not been applied as they were not identified significant operations for the Company:

•     Hedge accounting
•     Non-controlling interests
•     Embedded derivatives.

3.5	Major Differences in Valuation Criteria

The main differences we have identified between Argentine GAAP and IFRS are described below:

Inventories

Under IFRS, materials were reclassified to Properties, plant and equipment and valued at the lesser of cost or net realizable value, considering an allowance for obsolescence of materials, if applicable, while under Argentine GAAP they were valued at their replacement cost.

Other Receivables

Under Argentine GAAP the Company had been recognizing as receivables any charges transferable to customers under the regulatory framework established in its License and for which evidence of effective recognition in the past was available, as described in Note 1.3.8 of the Annex attached to the consolidated financial statements. In spite of the fact that the Company has satisfied all necessary requirements for approval, the issuance of a resolution authorizing the effective inclusion of those charges in bills to customers by different governmental agencies has been delayed. In the absence of this resolution and under IAS 18, any payments made may not be taken as receivables for their whole nominal amount until a resolution approving and implementing the relevant transfer will have been issued.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

In addition, under Argentine GAAP, the Company recognized as receivables any deferred income tax asset balances and income tax or minimum presumed income tax credits which are deemed recoverable based on an estimation of future taxable profits. If a company suffers recurrent tax losses, IAS 12 – Income Tax allows only the recognition of deferred income tax assets and income tax credits provided that they may be offset against deferred income tax liabilities.

MetroENERGÍA’s Revenue recognition

With  reference to some transactions made for the account and on behalf of MetroENERGÍA’s third parties, and following the criteria established by NIC 18 that state the parameters to be considered when transactions are made by principal or agent, the Company considers that, taking into account the relevant facts and circumstances mentioned in that rule, it should include as its own all the sales and costs of those transactions, not just the commission that MetroENERGÍA receives as an intermediary. In that respect, the figures of the comparative financial statements attached have been readjusted to consider the change mentioned. This modification implied an increase in revenues and operating costs with no impact in gross profit, operating result or net and comprehensive result.

Tax Effect of IFRS Reconciling Items

This adjustment represents the effect of deferred income tax at a 35% rate on the IFRS reconciling items described above.

The Company has identified major differences regarding the valuation of its subsidiary MetroENERGÍA and has not detected substantial changes between IFRS and Argentine GAAP, considering that mentioned before.

3.6	Required Reconciliations

In accordance with the provisions of FACPCE, TR No. 26 and No. 29, the reconciliation of net worth as determined under Argentine accounting standards and under IFRS as of September 30, 2012, as of December 31, 2012 and January 1, 2012, and the reconciliation of comprehensive income for the nine-month period ended on September 30, 2012 and the fiscal year ended on December 31, 2012, are included below. In this respect, when preparing these reconciliations, the Company has taken into account those IFRS that it believes will be applicable for the preparation of its financial statements as of December 31, 2013. The items and figures contained in this note are subject to change and may only be considered final when the annual financial statements for the fiscal year when IFRS will be applied for the first time will be prepared.

The items and figures included in the reconciliation might be modified in the event that at the time of preparing the financial statements as of December 31, 2013 different standards are used.

3.6.1	Reconciliation of balance sheet:

The information as at September 30, 2012, under professional Argentine rules, results from the individual financial statements at that date, after registering the deferred liabilities for the effect of the inflation of Property, plant and equipment registered as at December 31, 2012 by MetroGAS.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the balance sheet under Argentine GAAP and IFRS as of September 30, 2012.

	09.30.12
	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Assets
Noncurrent Assets
Properties, plant and equipment	1,774,574	(594)	-		1,773,980
Deferred income tax assets	-	1,025	-		1,025
Other investments	623	-	-		623
Investment properties	-	5,489	-		5,489
Advance payments	-	138	-		138
Other receivables	216,658	(1,163)	(215,495)	(2)	-
Total Noncurrent assets	1,991,855	4,895	(215,495)		1,781,255

Current assets
Cash and cash equivalents	31,998	63,568	-		95,566
Other investments	63,568	(63,568)	-		-
Trade receivables	363,946	(363,946)	-		-
Other receivables	12,069	(12,069)	-		-
Advance payments	-	41,099	-		41,099
Trade receivables and other receivables	-	294,478	-		294,478
Inventories	8,110	(6,041)	(2,069)	(1)	-
Total Current assets	479,691	(46,479)	(2,069)		431,143
Total assets	2,471,546	(41,584)	(217,564)		2,212,398

Shareholders’ Equity
Capital stock	569,171	-	-		569,171
Adjustment capital stock	684,769	-	-		684,769
Legal Reserve	45,376	-	-		45,376
Unappropiated retained earnings	(855,973)	-	(240,765)		(1,096,738)
Equity attibutable to the owners	443,343	-	(240,765)		202,578
Non controlling interest	1,043	-	2		1,045
Total Shareholders’ Equity	444,386	-	(240,763)		203,623
Liabilities
Noncurrent Liabilities
Reorganization liabilities	1,421,774	-	-		1,421,774
Deferred income tax liabilities	94,308	-	23,200	(2)	117,507
Provisions	-	94,726	-		94,726
Total Noncurrent Liabilities	1,516,082	94,726	23,200		1,634,007

Current Liabilities
Trade payable and other accounts payable	-	246,645	-		246,645
Salaries and social security	46,899	-	-		46,899
Income tax and minimum presumed income tax (“MPIT”) liability	-	8,775	-		8,775
Other taxes payable	81,224	(8,775)	-		72,449
Trade payables	277,002	(277,002)	-		-
Other accounts	11,227	(11,227)	-		-
Contingencies provision	94,726	(94,726)	-		-
Total Current Liabilities	511,078	(136,310)	-		374,768
Total Liabilities	2,027,160	(41,584)	23,200		2,008,775
Total Liabilities and Shareholders’ Equity	2,471,546	(41,584)	(217,563)		2,212,398

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the balance sheet under Argentine GAAP and IFRS as of December 31, 2012.

	12.31.12
	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Assets
Noncurrent Assets
Properties, plant and equipment	1,787,576	(4,679)	(1,967)	(1)	1,780,930
Deferred income tax assets	-	751	-		751
Other investments	646	-	-		646
Investment properties	-	5,459	-		5,459
Advance payments	-	335	-		335
Other receivables	205,860	(336)	(205,524)	(2)	-
Total Noncurrent assets	1,994,082	1,530	(207,491)		1,788,121

Current assets
Inventories	6,693	(6,693)	-		-
Other investments	110,514	(110,514)	-		-
Advance payments	-	16,662	-		16,662
Trade receivables and other receivables	-	262,511	-		262,511
Cash and cash equivalents	42,694	110,514	-		153,208
Trade receivables	264,997	(264,997)	-		-
Other receivables	15,813	(15,813)	-		-
Total Current assets	440,711	(8,330)	-		432,381
Total assets	2,434,793	(6,800)	(207,491)		2,220,502

Shareholders’ Equity
Capital stock	569,171	-	-		569,171
Adjustment capital stock	684,769	-	-		684,769
Legal Reserve	45,376	-	-		45,376
Unappropiated retained earnings	(926,323)	-	(206,695)		(1,133,018)
Equity attibutable to the owners	372,993	-	(206,695)		166,298
Non controlling interest	989	-	-		989
Total Shareholders’ Equity	373,982	-	(206,695)		167,287
Liabilities
Noncurrent Liabilities
Other taxes payable	61,113	(52,117)	-		8,996
Reorganization liabilities	1,429,301	-	-		1,429,301
Deferred income tax liabilities	-	52,868	(796)	(2)	52,072
Provisions	-	102,025	-		102,025
Total Noncurrent Liabilities	1,490,414	102,776	(796)		1,592,394

Current Liabilities
Trade payable and other accounts payable	-	345,466	-		345,466
Salaries and social security	49,286	-	-		49,286
Income tax and minimum presumed income tax (“MPIT”) liability	-	10,271	-		10,271
Other taxes payable	66,069	(10,271)	-		55,798
Trade payables	342,079	(342,079)	-		-
Other accounts	10,938	(10,938)	-		-
Contingencies provision	102,025	(102,025)	-		-
Total Current Liabilities	570,397	(109,576)	-		460,821
Total Liabilities	2,060,811	(6,800)	(796)		2,053,215
Total Liabilities and Shareholders’ Equity	2,434,793	(6,800)	(207,491)		2,220,502

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The following tables show the reconciliation of the balance sheet under Argentine GAAP and IFRS as of January 1, 2012.

	01.01.12
	Argentine GAAP (*)	Reclassification (3)	Adjustments		IFRS
Assets
Noncurrent Assets
Properties, plant and equipment	1,752,923	586	(1,993)	(1)	1,751,516
Deferred income tax assets	-	443	-		443
Other investments	445	-	-		445
Investment properties	-	5,578	-		5,578
Advance payments	-	332	-		332
Other receivables	185,014	(331)	(184,683)	(2)	-
Total Noncurrent assets	1,938,382	6,608	(186,676)		1,758,314
Current assets
Inventories	7,649	(7,649)	-		-
Other investments	152,515	(152,515)	-
Advance payments	-	11,845	-		11,845
Trade receivables and other receivables	-	237,472	-		237,472
Cash and cash equivalents	54,763	152,515	-		207,278
Trade receivables	238,036	(238,036)	-		-
Other receivables	17,730	(17,730)	-		-
Total Current assets	470,693	(14,098)	-		456,595
Total assets	2,409,075	(7,490)	(186,676)		2,214,909
Shareholders’ Equity
Capital stock	569,171	-	-		569,171
Adjustment capital stock	684,769	-	-		684,769
Legal Reserve	45,376	-	-		45,376
Unappropiated retained earnings	(783,518)	-	(170,754)		(954,272)
Equity attibutable to the owners	515,798	-	(170,754)		345,044
Non controlling interest	1,071	-	-		1,071
Total Shareholders’ Equity	516,869	-	(170,754)		346,115
Liabilities
Noncurrent Liabilities
Other taxes payable	-	-	-		-
Reorganization liabilities	1,319,615	-	-		1,319,615
Deferred income tax liabilities	142,386	443	(15,922)	(2)	126,907
Provisions	-	91,067	-		91,067
Total Noncurrent Liabilities	1,462,001	91,510	(15,922)		1,537,589
Current Liabilities
Trade payable and other accounts payable	-	246,281	-		246,281
Salaries and social security	39,425	-	-		39,425
Income tax and minimum presumed income tax (“MPIT”) liability	-	15,657	-		15,657
Other taxes payable	45,499	(15,657)	-		29,842
Trade payables	243,322	(243,322)	-		-
Other accounts	10,892	(10,892)	-		-
Contingencies provision	91,067	(91,067)	-		-
Total Current Liabilities	430,205	(99,000)	-		331,205
Total Liabilities	1,892,206	(7,490)	(15,922)		1,868,794
Total Liabilities and Shareholders’ Equity	2,409,075	(7,490)	(186,676)		2,214,909

(1)	Corresponds to the adjustment to inventories valued at historic cost.
(2)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(3)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

3.6.2	Reconciliation of Comprehensive Income for the nine months period ended on September 30, 2012:

The statement of comprehensive income under Argentine standards and its reconciliation with IFRS are presented below:

	09.30.12
	Argentine GAAP (*)	Reclassification (4)	Adjustments		IFRS
Revenues	945,351	-	190,111	(1)	1,135,462
Operating costs	(695,320)	-	(190,000)	(1 and 2)	(885,320)
Gross profit	250,031	-	111		250,142
Administrative expenses	(125,390)	-	(13,455)	(3)	(138,845)
Selling expenses	(147,451)	-	-		(147,451)
Other income and expenses	-	4,223	-		4,223
Operating loss	(22,810)	4,223	(13,344)		(31,931)
Net others income	4,223	(4,223)	-
Financing and holding results generated by assets	24,867	(24,867)	-
Financing and holding results generated by liabilities	(116,222)	116,222	-
Financial income	-	25,301	-		25,301
Financial expenses	-	(116,657)	(6,480)	(2 and 3)	(123,136)
Minority interest	28	(26)	(2)		-
Net financials results	(91,327)	(26)	(6,482)		(97,835)
Net results before taxes	(109,914)	(26)	(19,825)		(129,766)
Income tax	37,461	-	(50,186)	(3)	(12,726)
Other comprehensive results	-	-	-		-
Total net and comprehensive result for the period	(72,453)	(26)	(70,011)		(142,492)
Net results attributable to:
Controlling interest					(142,466)
Non-controlling interest					(26)
					(142,492)

Net loss per share					(0.25)

(1)	Corresponds to the revenue recognition adjustment in MetroENERGÍA amounting to Ps. 190,111 .
(2)	Corresponds to the adjustment to inventories valued at historic cost.
(3)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(4)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

3.6.3	Reconciliation of Comprehensive Income for the fiscal year ended on December 31, 2012:

	12.31.12
	Argentine GAAP (*)	Reclassification (4)	Adjustments		IFRS
Revenues	1,209,519	-	262,067	(1)	1,471,586
Operating costs	(922,952)	-	(261,802)	(1 and 2)	(1,184,754)
Gross profit	286,567	-	265		286,832
Administrative expenses	(178,608)	-	(5,330)	(3)	(183,938)
Selling expenses	(199,413)	-	-		(199,413)
Other income and expenses	-	5,799	-		5,799
Operating loss	(91,454)	5,799	(5,065)		(90,720)
Financing and holding results generated by assets	18,421	(18,421)	-		-
Financing and holding results generated by liabilities	(162,386)	162,386	-		-
Net others income	5,060	(5,060)	-		-
Financial income	-	39,907	-		39,907
Financial expenses	-	(183,873)	6,752	(2 and 3)	(177,121)
Minority interest	820	(820)	-		-
Net results before taxes	(229,539)	(82)	1,687		(227,934)
Income tax	86,734	-	(37,628)	(3)	49,106
Net income (loss) for the period	(142,805)	(82)	(35,941)		(178,828)
Other comprehensive results	-	-	-
Total net and comprehensive result for the period	(142,805)	(82)	(35,941)		(178,828)
Net results attributable to:					-
Controlling interest					(178,746)
Non-controlling interest					(82)
					(178,828)
Net loss per share					(0.31)

(1)	Corresponds to the revenue recognition adjustment in MetroENERGÍA amounting to Ps. 190,111 .
(2)	Corresponds to the adjustment to inventories valued at historic cost.
(3)	Corresponds to the derecognition of credits for municipal rates (not allowed under IFRS) and the deferred income tax adjustment.
(4)	Reclassifications respond mainly to change of items names.

(*)	Generally accepted accounting principles in Argentina (“Argentine GAAP”)

3.6.4	Reconciliation of the Cash Flow Statement for the nine months period ended on September 30, 2012 and for the fiscal year ended on December 31, 2012:

	09.30.12
	Argentine GAAP (*)	Adjustments	IFRS
Net cash flows provided by(used in) operating activities	(29,466)	(5,482)	(34,948)
Net cash flows used in investing activities	(82,246)	3,169	(79,077)
Effect of changes in exchange rates on cash and cash equivalents	-	2,313	2,313
Subtotal	(111,712)	-	(111,712)
Cash and cash equivalents at the beginning of year	207,278	-	207,278
Cash and cash equivalents at the end of the period	95,566	-	95,566
Decrease in Cash and Equivalents	(111,712)	-	(111,712)

(*) Generally accepted accounting principles in Argentina (“Argentine GAAP”)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12
	Argentine GAAP (*)	Adjustments	IFRS
Net cash flows provided by operating activities	62,608	(12,998)	49,610
Net cash flows used in investing activities	(116,678)	10,650	(106,028)
Effect of changes in exchange rates on cash and cash equivalents	-	2,348	2,348
Subtotal	(54,070)	-	(54,070)
Cash and cash equivalents at the beginning of year	207,278	-	207,278
Cash and cash equivalents at the end of the period	153,208	-	153,208
Decrease in Cash and Equivalents	(54,070)	-	(54,070)

(*) Generally accepted accounting principles in Argentina (“Argentine GAAP”)

4.           ACCOUNTING POLICIES

The accounting policies adopted for these condensed consolidated interim financial statements are detailed in Note 3 to these financial statements and in the Annex I to the condensed consolidated interim financial statements as of June 30, 2013, and are based on the IFRS expected to be in effect as of December 31, 2013.

For purposes of accounting for the exchange for new notes under debt restructuring proceedings effected on January 11, 2013, as described in Note 16 on financial debt, the Company has followed the guidelines established in IFRS 9 – Financial Instruments: Recognition and Measurement.

IFRS 9 provides that in the event of an exchange between an existing borrower and lender of debt instruments with substantially different terms, the transaction must be accounted for as an extinguishment of the original financial liability and the consequent recognition of a new financial liability. The difference between the carrying amount of the extinguished financial liability and any amount paid as consideration, which will include any assigned assets other than cash or assumed liability, must be recognized as profit or loss for the fiscal year. The Company believes that the terms of the reorganization debt to be exchanged are substantially different from those of the new notes and has consequently recorded the exchange of debt in accordance with the above guidelines. Also, pursuant to IFRS 9, the new notes have been initially recognized at fair value, net of any incurred transaction costs, and are subsequently measured at amortized cost.

For purposes of initial recognition, the fair value of the new debt issued has been estimated on the basis of discounted cash flows, absent any prices quoted in an active market which may be significant for the amount issued.

5.           KEY ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements as of a specified date requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities as of such date, and the reported amount of revenues and expenses during the year. The Direction of the Company makes estimates in order to be able to calculate at a specified time, for instance, the allowance for doubtful accounts, depreciation, recoverable value of assets, income tax charges and provision for contingencies. Actual future income may differ from the estimates and judgments made as of the date of preparation of these condensed consolidated interim financial statements.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

For the preparation of these condensed consolidated interim financial statements, the key judgments made by the Company when applying its accounting policies and the sources of information used for the respective estimates are consistent with those that were applied in the consolidated financial statements for the fiscal year ended on December 31, 2012, which are detailed in Note 3 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which contains information as of December 31, 2012.

6.           FINANCIAL RISK MANAGEMENT

The business of the Company exposes the Company to various financial risks: market risk, credit risk and liquidity risk. No significant changes have occurred during the nine-month period ended on September 30, 2013 in relation to financial risk factors and management policies with respect thereto. They are detailed in Note 4 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which contains information as of December 31, 2012.

7.           SEGMENT REPORTING

The Company operates mainly in the segments of gas distribution, natural gas commercialization, and through MetroENERGÍA, of gas transportation services on its own account and on behalf of or in association with third parties.

	09.30.13
	MetroGAS	MetroENERGIA		Eliminations	Total
	Distribution	Trading

Revenues	958,641	488,661	(1)	(8,650)	1,438,652
Gross (loss) profit	65,794	57,119		(38,062)	84,851
Income on investments in companies	38,062	-		(38,062)	-
Result before income tax	622,079	60,062		(38,061)	644,080
Income tax	(216,889)	(21,022)		-	(237,911)
Total net and comprehensive result for the period	405,190	39,040		(38,061)	406,169
Total assets	2,495,441	185,652		(81,431)	2,599,662
Total Liabilities	1,923,953	146,301		(44,048)	2,026,206
Interests in subsidiaries	37,383	-		(37,383)	-

(1) Includes the adjustment of Ps. 341,038 thousand according to Note 3.5

	09.30.12
	MetroGAS	MetroENERGIA		Eliminations	Total
	Distribution	Trading
Revenues	810,732	331,597	(1)	(6,867)	1,135,462
Gross (loss) profit	(43,529)	32,167		(20,569)	(31,931)
Income on investments in companies	20,570	-		(20,570)	-
Result before income tax	(140,802)	31,603		(20,567)	(129,766)
Income tax	(1,664)	(11,061)		-	(12,726)
Total net and comprehensive result for the period	(142,466)	20,542		(20,568)	(142,492)
Total assets	2,193,636	80,925		(62,163)	2,212,398
Total Liabilities	1,991,058	60,072		(42,355)	2,008,775
Interests in subsidiaries	19,810	-		(19,810)	-

(1) Includes the adjustment of Ps. 190,111 thousand according to Note 3.5

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

8.           PROPERTIES, PLANT AND EQUIPMENT

	ORIGINAL VALUE					DEPRECIATION
MAIN ACCOUNT	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	AMOUNT	ACCUMULATED AT END OF YEAR	NET BOOK VALUE 09-30-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	15,654	-	-	-	15,654	-	-	-	-	15,654	15,654	15,654
Building and civil constructions	70,185	-	1,629	-	71,814	26,198	-	1,018	27,216	44,598	43,987	45,292
High pressure mains	295,089	-	224	-	295,313	195,264	-	3,694	198,958	96,355	99,825	103,979
Medium and low pressure mains	1,831,798	-	64,319	-	1,896,117	607,791	-	31,708	639,499	1,256,618	1,224,007	1,201,655
Pressure regulating stations	65,047	-	2,102	-	67,149	42,005	-	1,615	43,620	23,529	23,042	25,136
Consumption measurement installations	357,086	-	6,657	(3,676)	360,067	177,120	(2,086)	10,158	185,192	174,875	179,966	188,284
Other technical installations	53,317	-	1,872	-	55,189	47,376	-	660	48,036	7,153	5,941	6,145
Machinery, equipment and tools	29,691	-	647	-	30,338	26,798	-	417	27,215	3,123	2,893	2,417
Computer and telecommunications equipment	204,882	-	18,726	(163)	223,445	168,506	(121)	9,209	177,594	45,851	36,376	31,583
Vehicles	10,986	-	2,728	-	13,714	9,956	-	669	10,625	3,089	1,030	1,789
Furniture and fixtures	5,466	-	10	-	5,476	5,462	-	2	5,464	12	4	6
Materials	23,399	39,021	(14,891)	(5,993)	41,536	-	-	-	-	41,536	23,399	21,388
Gas in pipelines	214	-	-	-	214	-	-	-	-	214	214	214
Work in progress	83,061	79,588	(85,449)	-	77,200	-	-	-	-	77,200	83,061	68,298
Distribution network extensions constructed by third parties	64,663	-	1,426	-	66,089	16,262	-	976	17,238	48,851	48,401	47,405
Subtotal	3,110,538	118,609	-	(9,832)	3,219,315	1,322,738	(2,207)	60,126	1,380,657	1,838,658	1,787,800	1,759,245
Allowance for obsolescence of materials	(1,369)	(1,371)	-	364	(2,376)	-	-	-	-	(2,376)	(1,369)	(1,035)
Allowance for disposal of fixed assets	(5,501)	(3,691)	-	23	(9,169)	-	-	-	-	(9,169)	(5,501)	(6,694)
Total	3,103,668	113,547	-	(9,445)	3,207,770	1,322,738	(2,207)	60,126	1,380,657	1,827,113	1,780,930	1,751,516

As referred to in Note 1.4.1 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which contain information as of December 31, 2012, and in accordance with the License, a substantial portion of Properties, plant and equipment is subject to restrictions.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

9.           INVESTMENT PROPERTIES

MAIN ACCOUNT	ORIGINAL VALUE		DEPRECIATION
	AT BEGINNING OF YEAR	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	ANNUAL RATE	AMOUNT	ACCUMULATED AT END OF PERIOD	NET BOOK VALUE 09-30-13	NET BOOK VALUE 12-31-12	NET BOOK VALUE 01-01-12
Land	1,847	1,847	-	-	-	-	1,847	1,847	1,847
Building	5,971	5,971	2,359	2.00%	90	2,449	3,522	3,612	3,731
Total	7,818	7,818	2,359		90	2,449	5,369	5,459	5,578

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

10.           INTERESTS IN SUBSIDIARIES

The details shown below specify the business under consolidated corporate control as of September 30, 2013, December 31 and January 1, 2012:

Company under direct control	Equity interest as a percentage of capital stock and possible votes
MetroENERGÍA	95%

The accounting policies of the subsidiary had been changed, if corresponding, to make assurance of the consistency with accounting policies used by the Company.

11.           TRADE RECEIVABLES AND OTHER RECEIVABLES

	09.30.13	12.31.12	01.01.12
Current
Trade receivables	298,896	234,991	207,399
Trust Fund Agreement Enargas resolution N° 2407	15,129	2,049	-
Unbilled revenues	130,676	30,879	33,637
Related parties	946	376	477
Tax on banking transactions to be recovered	8,039	7,698	6,778
PURE (i)	(92)	(101)	(258)
Tax receivables	286	236	2,729
Allowance for doubtful accounts	(15,416)	(15,447)	(16,959)
Others	2,064	1,830	3,669
Total Current	440,528	262,511	237,472

(i) Corresponds to the Program for the Rational Use of Energy (“PURE”), including the creation of incentives and additional charges on excess consumption.

The allowance for bad debts has evolved as shown below:

	09.30.13	12.31.12
Balance at beginning of year	15,447	16,959
Increases (*)	3,503	2,433
Decreases	(3,534)	(3,945)
Balance at end of period / year	15,416	15,447

(*) Charged to Doubtfull account expenses (see Note 22. Expenses by nature)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

12.           ADVANCE PAYMENTS

	09.30.13	12.31.12	01.01.12
Non current:
Insurance and other expenses paid in advance	23	335	332
Total non current	23	335	332
Current:
Advances to employees	342	318	281
Insurance and other expenses paid in advance	3,564	6,088	5,322
Recoverable expense	271	1,226	5,074
Advances to fixed assets suppliers	2,325	9,030	1,168
Total current	6,502	16,662	11,845

13.           CASH AND CASH EQUIVALENTS

For purposes of the interim cash flow statement, cash and cash equivalents include:

	09.30.13	12.31.12	01.01.12
Cash and banks	34,945	42,781	54,840
Mutual funds	284,110	110,427	76,321
Time deposits	-	-	76,117
Total	319,055	153,208	207,278

14.           CAPITAL STOCK

As of September 30, 2013, the capital stock of MetroGAS amounted to Ps. 569,171 thousand, has been fully subscribed, registered and paid in, and includes the classes of shares set forth below:

Classes of Shares	Subscribed, registered and paid in (in thousands of Ps.)
Outstanding
Registered Ordinary Shares of a Nominal Value of Ps.1 each and 1 Vote per share:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917
Capital Stock as of 09.30.13	569,171

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The composition of the Company’s capital stock is described in detail in Note 13 of the Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which contains information as of December 31, 2012.

15.           OTHER TAXES PAYABLE

	09.30.13	12.31.12	01.01.12
Non current:
Others taxes	8,179	8,996	-
Total non current	8,179	8,996	-
Current:
Value added tax	23,941	13,841	4,194
GCABA study, revision and inspection of works in public space levy	26,257	19,739	12,234
Turnover tax	7,206	3,456	2,359
Provincial and municipal taxes	21,816	11,562	6,992
Hydric infraestructure rate	4,933	1,621	1,144
Others taxes	8,445	5,579	2,919
Total current	92,598	55,798	29,842

16.           FINANCIAL DEBT

The table below shows the changes occurred in the balance of financial debt as of September 30, 2013:

09.30.13
Balance at beginning of year	-
Initial mesurement of finantial debt at fair value at 01.11.13	646,996
Interest on financial operations (at effective interest rate)	80,300
Exchange loss on financial operations	113,907
Interest payment	(1,243)
Balance at the end of the period	839,960

In compliance with the arrangement made with creditors under the reorganization proceedings described in Note 1.1 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which contain information as of December 31, 2012, on January 11, 2013 MetroGAS proceeded to exchange any existing notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes. The issuance of new notes was approved by a decision of the Issuer Department of the CNV dated December 26, 2012, under the Global Notes Program of MetroGAS, for a nominal value of up to U$S 600 million.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The Company issued the following notes to be delivered in exchange for existing notes:

•	Series A-L for an amount of U$S 163,003,452
•	Series B-L for an amount of U$S 122,000,000,
and in exchange for the Company’s non-financial debt:
•	Series A-U for an amount of U$S 16,518,450
•	Series B-U for an amount of U$S 13,031,550.

Also, on the same date MetroGAS exercised the power contemplated in the petition for reorganization proceedings filed by it and officially approved by the court, in order to capitalize the interest accrued on Class A Notes from January 1, 2011 to December 31, 2012, and pay in cash any interest accrued as from January 1, 2013 to the date of issuance.

As from the date of issue of the new notes, all obligations of the Company under the Existing Notes and Non-Financial Debt were terminated, and any rights, interest and benefits stipulated therein were voided and canceled. Consequently, the Existing Notes and Non-Financial Debt were extinguished and have ceased to be obligations enforceable against the Company.

Exchange under the debt restructuring was accounted for as an extinguishment of debt pursuant to the guidelines established in IFRS 9, as explained in Note 4.

The table below contains a detail of income before taxes incurred upon the restructuring of reorganization debt:

For the nine months period ended
09.30.13
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between the 1/1/13 and 1/11/13	(1,866)
Subtotal	1,420,719
Initial recognition of Series A and B Notes at fair value (1)	(646,996)
Withdrawal of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)
Debt restructuring income before taxes	757,470

(1)	Includes Ps. 134,335 thousand of capitalized interest on Series A notes.

Principal under the new Class A Notes shall be repaid in full at maturity on December 31, 2018, in one payment. The New Notes shall bear interest at a nominal annual interest rate of 8.875%. Class B New Notes due 2018 shall bear interest solely upon the occurrence of a Triggering Event before the Deadline, and in the absence of any Triggering Event, Class B New Notes shall be automatically canceled and no debt shall be owed by the Company thereunder. Interest shall be paid on a semi-annual basis in arrears on June 30 and December 31 each year, although MetroGAS may elect to capitalize 100% of any interest accrued as from the date of issuance to June 30, 2013, and 50% of any interest accrued as from July 1, 2013 to June 30, 2014.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

Under the terms and conditions for the issue of New Negotiable Obligations, the Company and its subsidiaries shall comply with a series of restrictions which, among others, and in general terms, are those listed below. A detailed description of them, as well as their implementation details and specifications, have been included in the corresponding Prospect.

•	Incur or guarantee any debt;
•	Make any restricted payments, including any payment of dividends;
•	Effect any sale of assets;
•	Make investments of any kind;
•	Carry out sale and leaseback transactions;
•	Carry out transactions with related companies;
•	Create or assume any liens;
•	Make any mergers or consolidations; and
•	Make any sale or lease all or substantially all their respective assets.

Also, the conditions of issuance include a mandatory Redemption provision with Excess cash.
Excess cash mean, for any calculation period of excess cash, the higher amount between the sum resulting from the calculation that starts at EBITDA, is adjusted according to the relevant terms of issue, mainly with the items that affect Company funds which are not part of EBITDA, and the balance of cash funds which, at the close of operations of the last day of such period of calculation of excess cash, are above U$S 10 million.

The above mentioned calculation period is six months, starting on April 1 or October 1 and ending on March 31 or September 30.

Available excess cash are the excess cash for the relevant calculation period minus the cash deficit at the close of operations of the last day of the period, while net available excess cash result from the available excess cash minus net capitalized interest.

The Company shall use the available excess cash to redeem pro rata any Class A Notes, and at any time after the occurrence of a Triggering Event, any outstanding Class B Notes by means of a prepayment of Notes, provided that the Company has not allocated such available amount of net excess cash to make any purchases in the market. Remaining funds after the above mentioned redemptions shall be referred to as net available excess cash.

The Company made the corresponding calculation for the first period finished on March 31, 2013, from which no excess cash resulted.

On March 26, 2013, the MetroGAS Board of Directors decided by a majority of votes to capitalize 100% of the portion subject to capitalization of interest payable on June 30, 2013 and to issue Additional Negotiable Obligations for such capitalization.

Furthermore, the Board also decided to issue New Negotiable Obligations for the new unsecured creditors, as long as their credits have been verified by a ruling in the Reorganization Proceedings.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

On July 25, 2013, MetroGAS issued:

•	Negotiable Obligations of Late Verification:
✓	Series A-U: U$S 5,087,459
✓	Series B-U: U$S 4,013,541
•	Negotiable Obligations of Capitalization
✓	Additional Series A-L: U$S 6,756,665
✓	Additional Series A-U: U$S 704,581

Below it includes the evolution of balances as of September 30, 2013:

09.30.13
Balance at beginning of year	-
Initial mesurement of finantial debt at fair value at 01.11.13	646,996
Interest on financial operations (at effective interest rate)	80,300
Exchange loss on financial operations	113,907
Interest payment	(1,243)
Balance at the end of the period	839,960

17.           REORGANIZATION LIABILITIES

	09.30.13	12.31.12	01.01.12
Taxes payable	16,262	19,611	46,140
Accounts payables	698	94,297	118,983
Related parties	-	31,600	31,600
Salaries and social security	597	596	3,534
Financial debts	-	1,282,280	1,119,331
Others liabilities	-	917	27
Total	17,557	1,429,301	1,319,615

The table below shows the changes occurred in the balance of reorganization liabilities:

09.30.13
Balance at beginning of year	1,429,301
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	(1,422,585)
Agreements with preferred creditors	(299)
Exchange difference	9,832
Provisions reclassified	699
Adjustment of reorganization liabilities and others	609
Balance at the end of the period	17,557

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

18.           PROVISIONS

During the three-month period ended September 30, 2013, provisions for Ps. 49,944 thousands have been recovered due to the reassessment of the likelihood of occurrence performed by the Company based on reports by independent counsel, mainly those on the consideration of the statute of limitation periods and current jurisprudence.

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 01.01.12	28,703	27,622	34,742	91,067
Increases of the year	4,267	6,545	1,072	11,884
Decreases of the year	(26)	-	(900)	(926)
Balance at 12.31.12	32,944	34,167	34,914	102,025
Increases (recoveries) of the period	1,089	(24,785)	(23,514)	(47,210)
Debt restructuring reclasified	(699)	-	-	(699)
Decreases of the period	(16)	-	-	(16)
Balance at 09.30.13	33,318	9,382	11,400	54,100

19.           TRADE PAYABLES AND OTHER ACCOUNTS PAYABLE

Current	09.30.13	12.31.12	01.01.12
Gas and transportation creditors	346,397	193,611	113,598
Other purchases and services creditors	103,696	60,057	61,075
Trust Fund Agreement Enargas resolution N° 2407	14,547	2,049	-
Transportation and Gas Trust Funds	53,043	47,606	53,499
Related parties	114,842	42,143	9,183
Resolution I-2621/2013	33,701	-	-
Others liabilities	10,716	-	8,926
Total	676,942	345,466	246,281

20.           SALARIES AND SOCIAL SECURITY

	09.30.13	12.31.12	01.01.12
Salaries	2,188	4,881	3,774
Social security	8,635	10,859	8,294
Related parties	1,981	3,826	3,635
Thirteenth month salaries provision	6,318	-	-
Vacation provision	31,148	19,734	15,336
Bonus provision	11,187	9,745	7,907
Others	595	241	479
Total	62,052	49,286	39,425

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

21.           FINANCIAL ASSETS AND LIABILITIES

	09.30.13

	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	440,528	-	440,528
Cash and cash equivalents (excluding bank overdraft)	34,945	284,110	319,055
Total	475,473	284,110	759,583

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,557	-	17,557
Trade payable and other accounts payable	676,942	-	676,942
Other taxes payable	100,777	-	100,777
Salaries and social security	62,052	-	62,052
Income tax and minimum presumed income tax (“MPIT”)	16,822	-	16,822
Financial debt	839,960	-	839,960
Total	1,714,110	-	1,714,110

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.12

	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	262,511	-	262,511
Cash and cash equivalents (excluding bank overdraft)	42,781	110,427	153,208
Total	305,292	110,427	415,719

	Financial liabilities carried at amotised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,429,301	-	1,429,301
Trade payable and other accounts payable	345,466	-	345,466
Other taxes payable	64,794	-	64,794
Salaries and social security	49,286	-	49,286
Income tax and minimum presumed income tax (“MPIT”)	10,271	-	10,271
Total	1,899,118	-	1,899,118

	01.01.12

	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables and other receivables	237,472	-	237,472
Cash and cash equivalents (excluding bank overdraft)	130,956	76,321	207,278
Total	368,428	76,321	444,750

	Financial liabilities carried at amotised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	1,319,615	-	1,319,615
Trade payable and other accounts payable	246,281	-	246,281
Other taxes payable	29,842	-	29,842
Salaries and social security	39,425	-	39,425
Income tax and minimum presumed income tax (“MPIT”)	15,657	-	15,657
Total	1,650,820	-	1,650,820

Financial instruments categories have been determined on the basis of revised IFRS 9.

22.           REVENUES

	For the nine months period ended		For the three months period ended
	09.30.13	09.30.12	09.30.13	09.30.12
MetroGAS’s gas sales	697,216	528,157	310,225	246,305
MetroENERGÍA’s gas sales and transportation	484,973	329,384	197,198	91,792
MetroGAS’s transportation and distribution services	154,451	145,152	66,543	43,525
MetroGAS’s other sales	29,222	36,866	18,757	19,823
MetroGAS’s processed natural gas sales	69,102	93,690	1,420	29,939
MetroENERGíA’s selling commission	3,688	2,213	910	1,235
Total	1,438,652	1,135,462	595,053	432,619

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

23.           EXPENSES BY NATURE

	For the nine months period ended
	09.30.13				09.30.12

	OPERATING COSTS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	73,408	68,762	63,135	205,305	153,692
Social security contributions	16,144	10,891	14,213	41,248	31,413
Cost of natural gas	642,496	-	-	642,496	485,617
Transportation of natural gas and processed natural gas	155,527	-	-	155,527	179,447
Directors´and members of Surveillance committee fee	-	1,197	-	1,197	1,005
Fees for professional services	411	4,139	1,793	6,343	6,742
Sundry materials	7,213	-	-	7,213	4,428
Fees for sundry services	17,651	7,047	26,100	50,798	48,286
Postage, telephone and fax	957	1,674	19,177	21,808	15,329
Leases	230	3,695	1,471	5,396	4,813
Transportation and freight charges	-	2,159	-	2,159	1,483
Office materials	504	1,343	164	2,011	2,394
Travelling expenses	516	241	88	845	651
Insurance premium	-	5,856	2	5,858	5,106
Fixed assets maintenance	40,142	16,188	324	56,654	45,309
Fixed assets depreciation	50,023	10,193	-	60,216	56,658
Taxes, rates and contributions	26,602	41,472	52,295	120,369	110,147
Publicity	-	-	1,421	1,421	1,354
Doubtful accounts	-	-	3,503	3,503	2,449
Bank expenses and commissions	-	283	9,167	9,450	7,507
Provisions	-	(47,210)	-	(47,210)	4,584
Others	4,938	363	523	5,824	3,202
Total as of September 30, 2013	1,036,762	128,293	193,376	1,358,431
Total as of September 30, 2012	885,320	138,845	147,451		1,171,616

	For the three months period ended
	09.30.13				09.30.12

	OPERATING COSTS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	27,949	25,085	22,988	76,022	56,364
Social security contributions	6,213	4,152	5,189	15,554	11,332
Cost of natural gas	286,890	-	-	286,890	191,967
Transportation of natural gas and processed natural gas	51,456	-	-	51,456	64,436
Directors´ and members of Surveillance committee fee	-	495	-	495	335
Fees for professional services	157	1,092	1,658	2,907	(2,232)
Sundry materials	2,863	-	-	2,863	1,712
Fees for sundry services	2,631	6,316	9,723	18,670	22,586
Postage, telephone and fax	339	642	7,330	8,311	5,389
Leases	77	1,246	504	1,827	1,652
Transportation and freight charges	-	898	-	898	574
Office materials	109	558	106	773	874
Travelling expenses	186	85	37	308	202
Insurance premium	-	2,220	2	2,222	1,757
Fixed assets maintenance	16,186	5,576	121	21,883	17,073
Fixed assets depreciation	16,905	3,619	-	20,524	19,029
Taxes, rates and contributions	(4,903)	14,246	20,362	29,705	28,187
Publicity	-	-	599	599	574
Doubtful accounts	-	-	571	571	1,054
Bank expenses and commissions	-	94	3,549	3,643	3,302
Provisions	-	(49,944)	-	(49,944)	2,712
Others	1,038	153	134	1,325	275
Total as of September 30, 2013	408,096	16,533	72,873	497,502
Total as of September 30, 2012	329,301	44,835	55,018		429,154

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

24.           NET FINANCIAL RESULTS

Financial income

	For the nine months period ended		For the three months period ended
	09.30.13	09.30.12	09.30.13	09.30.12
Financial assets at fair value	8,538	7,293	4,604	3,180
Holding results	2	2,333	2	(1,380)
Interest on financial operations	4,082	-	1,816
Interest on commercial operations	3,707	4,358	1,489	2,260
Exchange gain on commercial operations	7,321	4,832	3,485	499
Exchange gain on financial operations	3	1	1	-
Others	-	6,484	-	2,486
	23,653	25,301	11,397	7,045

Financial costs

	For the nine months period ended		For the three months period ended
	09.30.13	09.30.12	09.30.13	09.30.12
Exchange gain on financial operations	123,751	100,887	53,691	46,657
Exchange gain on debt operations	3,275	2,374	1,977	610
Interest on financial debt	80,302	23	30,305	7
Interest on commercial operations	19	-	19	-
Others	14,547	19,852	6,527	5,264
	221,894	123,136	92,519	52,538

25.           INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Reconciliation between the income tax charged to income and the income tax that would be derived from applying the relevant rate on the accounting income before taxes is shown below:

	For the nine months period ended		For the three months period ended
	09.30.13	09.30.12	09.30.13	09.30.12
Income tax expense on pre tax income	225,428	(45,418)	6,765	(14,311)
Permanent differences
Non deductible expenses and non taxable income	1,518	1,019	330	463
Allowance for deferred income tax credit	-	46,062	-	19,879
Minimum presumed income tax not reconized	10,965	11,063	3,711	3,612
Total income tax	237,911	12,726	10,806	9,643

Changes in the balance of deferred tax Liabilities as of September 30, 2013 are shown below:

	Deferred income tax assets	Deferred income tax liabilities	Net Deferred income tax liabilities
	09.30.2013
Balances at the beginning of the year	184,585	(236,657)	(52,072)
Movements of period	(121,240)	(84,684)	(205,924)
Balances at the end of the period	63,345	(321,341)	(257,996)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

26.           NET COMPREHENSIVE RESULT PER SHARE

The table below shows the results and number of shares used to calculate basic net comprehensive result per share:
	For the nine months period ended,
	09.30.13	09.30.12
Net comprehensive result for the period	405,190	(142,466)
Average of common shares outstanding	569,171	569,171
Net comprehensive result per share	0.71	(0.25)

	For the three months period ended,
	09.30.13	09.30.12
Net comprehensive result for the period	7,464	(50,697)
Average of common shares outstanding	569,171	569,171
Net comprehensive result per share	0.01	(0.09)

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

27.           BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties  according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

As described in Note 2.1 dated May 3, 2013, Gas Argentino has informed MetroGAS that BG Inversiones Argentinas S.A. has transferred to YIESA 46,010,284 ordinary, registered shares with nominal value of $ 1 and one vote per Class A share, representative of 54.67 % of the capital stock of GASA, owner of 70% of MetroGAS shares. Thus, YPF S.A. through YIESA, obtained 100% of the capital stock and votes of Gas Argentino, and in turn shall indirectly have, through Gas Argentino, 70% of MetroGAS capital stock and votes.

Furthermore, on May 3, 2012, the National Congress enacted Law No. 26,741, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and the same time, establishing the temporally occupation of such shares pursuant to the terms of article 57 and 59 of Law No. 21,499.

In addition, on August 1, 2013 YIESA transferred to OPERADORA DE ESTACIONES DE SERVICIOS S.A. 1,683,246 shares that represent 2 % of Gas Argentino’s corporate capital.

The information described in the following charts shows the balances with subsidiaries, joint businesses and related companies as at September 30, 2013, December 31, 2012, and January 1, 2012, as well as operations with these companies for the nine and three-month periods ended on September 30, 2013 and 2012.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the nine months period ended
	09.30.13					09.30.12
	Gas & transportation sales	Gas purchases	Fees for professional services	Other net income	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	-	-	-	559	-	-	-	-	-

Related parties:
YPF S.A.	34	98,064	677	-	-	32	87,504	843	-
Operadora de Estaciones de Servicios S.A.	869	-	-	-	-	670	-	-	-
Astra Evangelista S.A.	37	-	-	-	-	50	-	-	-
ENARSA	-	24,565	-	-	-	-	-	-	-

Board of directors and management:	-	-	-	-	13,441	-	-	-	8,711
	940	122,629	677	559	13,441	752	87,504	843	8,711

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

	For the three months period ended
	09.30.13					09.30.12
	Gas & transportation sales	Gas purchases	Fees for professional services		Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	-	-	-	559	-	-	-	-	-

Related parties:
YPF S.A.	23	43,761	14	-	-	19	46,848	278	-
Operadora de Estaciones de Servicios S.A.	224	-	-	-	-	246	-	-	-
Astra Evangelista S.A.	20	-	-	-	-	29	-	-	-
ENARSA	-	20,051	-	-	-	-	-	-	-

Board of directors and management:	-	-	-	-	2,285	-	-	-	1,979
	267	63,812	14	559	2,285	294	46,848	278	1,979

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	09.30.13
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Financial debt	Salaries and social security
	Current	Current	Non current	Current
Controlling company:
Gas Argentino	160	-	-	-

Related parties:
Operadora de Estaciones de Servicios S.A.	789	-	-
YPF S.A.	(3)	91,768	18,295	-
ENARSA	-	23,074	-	-

Board of directors and management:	-	-	-	1,981
	946	114,842	18,295	1,981

	12.31.12
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Reorganization liabilities	Salaries and social security
	Current	Current	Non current	Current
Related parties:
Operadora de Estaciones de Servicios S.A.	372	-	-	¬
YPF S.A.	4	42,143	31,600	-

Board of directors and management:	-	-	-	3,826
	376	42,143	31,600	3,826

	01.01.12
	Trade receivables and other receivables	Commercial creditors and other accounts payable	Reorganization liabilities	Salaries and social security
	Current	Current	Non current	Current
Related parties:
BG Argentina S.A.	-	404	-	¬
YPF Inversora Energética S.A.	-	335	-	-
Operadora de Estaciones de Servicios S.A.	451	-	-	¬
YPF S.A.	26	8,444	31,600	-

Board of directors and management:	-	-	-	3,635
	477	9,183	31,600	3,635

Additionally, in the ordinary course of business, and considering that MetroGAS operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, MetroGAS’ customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors.

As mentioned in note 2.5.1 and for ENARGAS Resolution I-2621/2013, MetroGAS is invoicing, on behalf of ENARSA, the injected volumes of GNC since June 2013. Balances for this operations as of September 30, 2013 are stated in Note 19.

Furthermore, as explained in Note 1.3.7 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 19.

METROGAS S.A.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND COMPARATIVES (amounts in thousands of pesos, except where expressly stated otherwise)

Finally, as described in Note 1.3.2 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 11 and 19.

28.           SUBSEQUENT EVENTS

On October 9, 2013, MetroGAS board of directors decided by a majority of votes to capitalize 50% of the portion subject to capitalization of the interest to be paid on December 31, 2013 and issue Additional Negotiable Obligations for that capitalization.

Furthermore, on that date, the Board decided to approve the sale of the property on Av. Hipólito Irigoyen 8569/79, Lomas de Zamora, which is included within the item Investment Property.

Marcelo Adrián Nuñez
Acting by Vice-Chairperson

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

INFORMATIVE SUMMARY OF ACTIVITY
RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

These Financial Statements have been prepared in accordance with IFRS in substitution of the standards in effect until December 31, 2012. The Financial Statements for the nine month period begun on January 1, 2012 and ended on September 30, 2012 have been restated in accordance with the new standards.

Argentine Economic Context and its impact on the Company

Note 2 to the condensed consolidated interim financial statements and Note 1 to the Annex I to the unaudited condensed consolidate interim financial statements as of June 30, 2013 include a detailed description of the economic and regulatory context and of the impact of Emergency Law and regulations thereunder on the Company.

These circumstances have been taken into account by the Management of the Company when making any significant accounting estimates included in these condensed consolidated interim financial statements, which include estimates for the recoverable value of non-current assets. For this purpose, the Company prepares from time to time an economic and financial forecast on the basis of alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 3 of Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013, which includes information as of December 31, 2012.

General

Company’s sales have been highly influenced by weather conditions prevailing in Argentina. Natural gas demand, and consequently sales, are considerably higher during winter months (from May to September) due to the gas volumes sold and the rates mix affecting sales revenues and gross margin.

On account of regulatory changes (see Note 1.3.3 to Annex I to the unaudited condensed interim consolidated financial statements as of June 30, 2013), on April 20, 2005 the Board of Directors of MetroGAS resolved to create MetroENERGÍA, a corporation whose equity is owned 95% by MetroGAS and whose corporate purpose is to engage, on its own account and on behalf of or in association with third parties, in the sale and purchase and/or transportation of natural gas.

In the framework of the process of renegotiation of its license, a Temporary Agreement was signed with UNIREN on October 1, 2008, which established a Transitional Tariff Regime applicable as from September 1, 2008, including a realignment of prices and rates contemplating changes in gas and gas transportation and distribution prices. This agreement was ratified by a Shareholders’ Meeting of MetroGAS held on October 14, 2008 and approved by the National Executive Power on March 26, 2009 by Executive Decree No. 234 (Official Gazette 14/04/2009). This Temporary Agreement established a Transitional Tariff Regime applicable as from September 1, 2008, including a realignment of prices and rates contemplating changes in gas and gas transportation and distribution prices. The amounts derived from the increase effectively received as a result of the realignment of the distribution rate must be deposited by the Company into a specific fund (trust fund) that will be used for the performance of infrastructure works within the License area. The Temporary Agreement was not implemented, as the relevant tariffs were not issued.

During 2012 letters were sent to ENARGAS, UNIREN and the Ministry of Federal Planning, Public Investment and Services, emphasizing the Company’s imperative need to reach a final agreement so as to be able to successfully complete the reorganization proceedings commenced in June 2010.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

In this context, on December 29, 2011, MetroGAS filed a complaint that was intended to toll the statute of limitations in respect of damages resulting from the collapse of the economic and financial structure contemplated in the gas distribution License and also in connection with a prior administrative claim filed for the same purpose.

On November 21, 2012, the Company, just as all other gas Distributors, with one exception, signed a Memorandum (“Memorandum”) with ENARGAS. Pursuant to ENARGAS ENRG/SD/I 13,352 letter, received on November 29, 2012, such Memorandum is fully effective. Under this Memorandum, it was agreed that a fixed amount per invoice would be established, a distinction being made between customer categories. The amounts received by Distributors for this concept will be deposited in a trust fund created to such an effect, and used to perform works in relation to infrastructure, connection, power upgrades, expansion and/or technological updating of gas network distribution systems, safety, service reliability and network integrity, and also for maintenance and any other related expenses necessary to provide the gas distribution public service, up to the limit of the amounts effectively available to be applied within the service provision area. On the other hand, gas distributors shall be required to submit to the approval of an Execution Committee to be created under the trust an Investment Plan of Consolidation and Expansion stated in physical and financial terms, the guidelines of which will be determined pursuant to the trust agreement to be subscribed between the Company and Nación Fideicomisos S.A.

The amounts assigned to Gas License Holders will be received on account of any rate adjustments contemplated in the License renegotiation agreements subscribed in due time. In the specific case of MetroGAS, this is the Temporary Agreement approved by Executive Decree No. 234/09. The amounts received by MetroGAS as a result of the implementation of these new fixed amounts would be approximately Ps. 190 million annually.

On November 29, 2012 ENARGAS Resolution No. 2,407/12 was published in the Official Gazette. The recitals of such Resolution specify that MPFIPyS Resolution No. 2,000/05 has been complied with, and consequently Distributors are authorized by ENARGAS to charge the above mentioned amount, which shall be included in the relevant bills by a method to be established by the Regulatory Authority.

The Company has been billing this new tariff charge as from December 4, 2012.

On account of the adverse circumstances affecting MetroGAS, on June 17, 2010 the Board of Directors of MetroGAS S.A. filed a petition for Reorganization Proceedings (as described in Note 2.2 to the condensed consolidated interim financial statements and Note 1.1 of the Annex to the unaudited condensed consolidate interim financial statements as of June 30, 2013). In compliance with the arrangement made with creditors thereunder, on January 11, 2013, MetroGAS issued new notes that were given to financial creditors and to non-financial creditors holding allowed and provisionally admitted claims in exchange for their claims, as detailed in Note 16.

On that same date, MetroGAS received notice of ENARGAS Resolution No. I-I.260, pursuant to which a receiver was appointed for the Company (as described also in Note 1.2 to the Annex attached hereto).

MetroGAS intervention and the appointment of Antonio Gomez have been extended for 120 running day periods under the same terms and conditions as the original one, the last of which was established by Resolution ENARGAS No. 2,448/13 dated February 1, 2013.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)
On May 31, 2013, ENARGAS issued Resolution ENRG I-2,587/13 which provided for the termination of the intervention of that entity in MetroGAS, which had been originally established in June 2012 as a result of the Company’s Reorganization Proceedings.

Analysis of transactions in the nine months period ended September 30, 2013 and 2012

The sales of the Company for the period ended on September 30, 2013 increased by 26.7%, and operating costs rose by 17.1% as compared with the same period in previous fiscal year, as a result of which gross profits increased by Ps. 151,748 thousand, to Ps. 401,890 thousand during the period ended on September 30, 2013, as compared with Ps. 250,142 thousand shown for the same period in the preceding fiscal year.

Administrative expenses decreased by 7.6%, from Ps. 138,845 thousand for the period ended on September 30, 2012 to Ps. 128,293 thousand for the current period. Selling expenses increased by 31.1%, from Ps. 147,451 thousand for the period ended on September 30, 2012 to Ps. 193,376 thousand for the current period.

Consequently, during the period ended on September 30, 2013 an operating gain of Ps. 84,851 thousand was recorded, as compared to an operating loss of Ps. 31,931 thousand for the same period in the previous fiscal year.

During the period ended on September 30, 2013 net financial results was a loss of Ps. 198,241 thousand, as compared to a loss of Ps. 97,835 thousand sustained in the same period of the previous fiscal year.

During the period ended on September 30, 2013 a gain from debt restructuring results under reorganization proceedings was recorded for Ps. 757,470 thousand.

Consequently, the Company’s net profits for the period ended on September 30, 2013 amounted to Ps. 406,169 thousand, as compared to a net loss of Ps. 142,492 thousand for the same period in previous fiscal year.

Results of Operations and Financial Condition

Sales

Total consolidated sales increased by 26.7% during the period ended on September 30, 2013, and amounted to Ps. 1,438,652 thousand, as compared with Ps. 1,135,462 thousand shown for the same period in the preceding fiscal year.

The increase in sales for the period ended on September 30, 2013 was mainly derived from larger sales to residential customers by MetroGAS and MetroENERGÍA sales, partially offset by lower processing natural gas sales.

MetroGAS gas sales to residential customers increased by 33.2%, from Ps. 459,997 thousand to Ps. 612,831 thousand for the periods ended on September 30, 2012 and September 30, 2013, respectively, mainly to an increase in sales and to the fact that the Company is now billing the charge established under MPFIPyS Resolution No. 2,000/05 and authorized by ENARGAS Resolution No. 2,407/12 as from December 4, 2012 and to the increase of 3.8% in the volumes delivered in the period ended on September 30, 2013 as compared with the preceding period.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)
MetroGAS gas sales to industrial and commercial customers and governmental entities increased by 23.8%, from Ps. 68,160 thousand during the nine month period ended on September 30, 2012 to Ps. 84,385 thousand during the current period, mainly on account of an increase in the average price due to the fact that the Company is now billing the charge established under MPFIPyS Resolution No. 2,000/05 and authorized by ENARGAS Resolution No. 2,407/12 as from December 4, 2012.

Sales of transportation and distribution services to power stations decreased by 8.2%, from Ps. 61,201 thousand during the nine month period ended on September 30, 2012, to Ps. 56,156 thousand for the same period of the present year, mainly on account of a decrease of a 11.8% in volumes delivered, partially offset by an increase in average prices.

On the other hand, sales of transportation and distribution services to industrial and commercial customers and governmental entities increased by 3.2%, from Ps. 57,290 thousand during the nine month period ended on September 30, 2012 to Ps. 59,108 thousand for the same period of the present year, mainly on account the increased average prices partially offset by a 3.9% fall in delivered volumes.

Sales of processed natural gas decreased by 26.2% during the nine month period ended on September 30, 2013 with respect to the same period of the previous year, and the volumes delivered by 26.7%. As from July 2013, MetroGAS discontinued the processing of natural gas to obtain hydrocarbons at the General Cerri plant. One month later, in August 2013, an agreement was reached with Transportadora Gas del Sur (“TGS”) to assign those hydrocarbons at the head of the TGS gas pipeline in Exchange of a monthly rate.

MetroENERGÍA gas sales during the period ended on September 30, 2013 amounted to Ps. 484,973 thousand, as compared to Ps. 329,384 thousand for the same period in the previous fiscal year. This increase was mainly due to an increase in average prices. Moreover, commissions for sales made on behalf of third parties during 2013 amounted to Ps. 3,688 thousand, while in 2012 such commissions were of Ps. 2,213 thousand. Such increase was mainly derived from the increase in the average price as compared with the same period of the previous year.

The table below shows the consolidated sales of the Company by type of service and customer categories for the nine month periods ended on September 30, 2013 and 2012, in thousands of pesos:

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

	For the nine months period ended September 30, 2013	% of Sales	For the nine months period ended September 30, 2012	% of Sales
MetroGAS
Gas sales:
Residential	612,831	42.6	459,997	40.5
Industrial, Commercial and Governmental	84,385	5.9	68,160	6.0
Subtotal	697,216	48.5	528,157	46.5

Transportation and Distribution Services
Power Plants	56,156	3.9	61,201	5.4
Industrial, Commercial and Governmental	59,108	4.1	57,290	5.0
Compressed Natural Gas	39,187	2.7	26,661	2.3
Subtotal	154,451	10.7	145,152	12.8

Processed Natural Gas	69,102	4.8	93,690	8.3
Other Gas Sales and Transportation and Distribution Services	29,222	2.0	36,866	3.2

MetroENERGÍA
Gas and transportation sales	484,973	33.7	329,384	29.0
Selling commission	3,688	0.3	2,213	0.2
Total of Sales	1,438,652	100.0	1,135,462	100.0

The table below presents the volumes of sales of natural gas and transportation and distribution services by MetroGAS by customer category for the nine month periods ended on September 30, 2013 and 2012, in millions of cubic meters:

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

	For the nine months period ended September 30, 2013	% of Sales	For the nine months period ended September 30, 2012	% of Sales
Gas sales:
Residential	1,829.0	31.9	1,762.1	28.8
Industrial, Commercial and Governmental	364.9	6.4	366.0	6.0
Subtotal	2,193.9	38.3	2,128.1	34.8
Transportation and Distribution Services
Power Plants	2,162.2	37.7	2,452.2	40.1
Industrial, Commercial and Governmental	569.4	9.9	592.8	9.7
Compressed Natural Gas	392.3	6.8	406.5	6.6
Subtotal	3,123.9	54.4	3,451.5	56.4

Processed Natural Gas	70.1	1.2	95.6	1.6

Other Gas Sales and Transportation and Distribution Services	354.0	6.1	439.4	7.2
Total delivered volume by MetroGAS	5,741.9	100.0	6,114.6	100.0

Total gas and transportation delivered volume by MetroENERGÍA	648.5	100.0	762.8	100.0

Operating Costs

Operating costs amounted to Ps. 1,036,762 thousand for the period ended on September 30, 2013, which represented a 17.1% increase with respect to Ps. 885,320 thousand shown in same period of the  preceding year. Gas purchase costs, salaries and social security charges, fixed assets maintenance and repair increased and gas transportation costs and taxes, contributions and charges decreased.

The costs of natural gas purchases increased by 32.3%, from Ps. 485,617 thousand for the period ended on September 30, 2012 to Ps. 642,496 thousand during the current period, mainly as a result of increased in average price gas purchased by MetroENERGÍA. During the period ended on September 30, 2013, 2.669,7 million cubic meters were purchased by MetroGAS, and 584.3 million cubic meters by MetroENERGÍA, which as a whole represent a 0.4% increase with respect to gas volumes purchased in the same period of the preceding year.

Gas transportation costs decreased by 13.3% during the period ended on September 30, 2013 as compared with the same period in the previous fiscal year, mainly on account of a decrease in transportation cost to exchange and movements by MetroENERGÍA.

The table below shows the operating costs and expenses of the Company by type of expenses for the nine months period ended on September 30, 2013 and 2012, in thousands of pesos:

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

	For the nine months period ended September 30, 2013	% of Total Operating Costs	For the nine months period ended September 30, 2012	% of Total Operating Costs

Cost of natural gas	642,496	62.0	485,617	54.9
Transportation of natural gas and processed natural gas	155,527	15.0	179,447	20.3
Fixed assets depreciation	50,023	4.8	49,026	5.5
Payroll and social contributions	89,552	8.6	65,893	7.4
Fixed assets maintenance	40,142	3.9	30,584	3.5
Sundry materials	7,213	0.7	4,428	0.5
Fees for sundry services	17,651	1.7	17,739	2.0
Tax, rates and contributions	26,602	2.6	47,737	5.4
Other operating costs	7,556	0.7	4,849	0.5
Total	1,036,762	100.0	885,320	100.0

Administrative Expenses

Administrative expenses decreased by 7.6%, from Ps. 138,845 thousand for the nine month period ended on September 30, 2012 to Ps. 128,293 thousand for the same period in the current fiscal year. This decrease was mainly due to a recovery registered in the provision and to a decrease in fees for professional services, partially offset by an increase in payroll and social contributions, in taxes, rates and contributions and commissions, in fees for sundry services, for the fixed assets depreciation and for fixed assets maintenance.

Selling Expenses

Selling expenses increased by 31.1%, from Ps. 147,451 thousand for the nine-month period ended on September 30, 2012 to Ps. 193,376 thousand for the same period in the current fiscal year. This increase was mainly due to an increase in payroll and social contributions, in taxes, rates and contributions and commissions, in post and telecommunication expenses, in t fees for sundry services, in bank charges and fees, in professional fees and in doubtful account charge.

Net Financial Results

During the nine-month period ended on September 30, 2013 net financial results was a loss of Ps. 198,241 thousand, as compared to a Ps. 97,835 thousand loss for the same period of the previous fiscal year. This change in net financial results was mainly due to an increase in accrued financial interest from the financial debt restructuring effected in the current period under reorganization proceedings, which did not bear interest and to the increase in the variation of the exchange rate in the present period compared to the same period of the previous year.

Debt Restructuring Result

The result from reorganization debt restructuring as of September 30, 2013 amounts to Ps. 757,470 thousand, as detailed below:

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

For the nine months period ended
09.30.13
Derecognition of the reorganization liability corresponding to verified and declared acceptable creditors	1,422,585
Cash payments of accrued interest between the 1/1/13 and 1/11/13	(1,866)
Subtotal	1,420,719
Initial recognition of Series A and B Notes at fair value (1)	(646,996)
Withdrawal of prescribed liabilities	(3,363)
Debt restructuring expenses	(12,890)
Debt restructuring income before taxes	757,470

Income Tax

During the nine-month period ended on September 30, 2013 the Company incurred an income tax charge of Ps. 237,911 thousand, as compared with Ps. 12,726 thousand shown for the same period in the previous fiscal year. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring referred to in the preceding paragraph.

Net Cash Flows from Operating Activities

Net cash flows from operating activities for the nine-month period ended on September 30, 2013 amounted to Ps. 284,011 thousand, as compared with Ps. 34,948 thousand used in the same period in the previous fiscal year. This change was mainly due to increase in cash originated for working capital, and to the increase in cash flows from operating results during the current period with respect to the same period in the preceding fiscal year.

Net Cash Flows from Investing Activities

Net cash flows from investment activities amounted to Ps. 79,077 thousand for the nine-month period ended on September 30, 2012, due to an increase in fixed assets, as compared with Ps. 113,547 thousand for the current period.

Net Cash Flows from Financing Activities

Net cash flows from financing activities amounted to Ps. 3,109 thousand for the nine months period ended on September 30, 2013 as a result of the partial payment of interest upon the restructuring of debt under reorganization proceedings effected on January 11, 2013 and when the first due date occurred.

Liquidity and Capital Resources

Financing

As of September 30, 2013, the financial debt accounted for by Company amounted to Ps. 839,960 thousand. Also, nominal debt amounted to U$S 325,555 thousand.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)
In compliance with the arrangement made with creditors under the reorganization proceedings, on January 11, 2013 MetroGAS proceeded to exchange the existing Notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes (see Note 16 to the condensed consolidated interim financial statements).

Comparative Consolidated Structure of Balance Sheet (1)(2)

Condensed Consolidated Interim Balance Sheets as of September 30, 2013 and 2012

	09.30.13	09.30.12
Non-current Assets	1,833,577	1,781,255
Current Assets	766,085	431,143
Total Assets	2,599,662	2,212,398

Non-current Liabilities	1,165,697	1,634,007
Current Liabilities	860,509	374,768
Total Liabilities	2,026,206	2,008,775
Shareholder’s equity attributable to non-controlling	1,968	1,045
Shareholder’s equity attributable to controlling interest	571,488	202,578
Total Liabilities and Shareholders’ equity	2,599,662	2,212,398

(1)
In accordance with the provisions of section 114 of Chapter XXXI – Temporary Provisions, of the Argentine Securities Commission (“CNV”) Regulations, as amended by CNV Resolution No. 592/2011, the Informative Summary accompanying the annual and quarterly financial statements for a fiscal year beginning as from January 1, 2013 the balances and income for the fiscal year/period must be presented in comparison with those of the previous fiscal year, both prepared under IFRS, as required under paragraph 16 (c) of Technical Resolution No. 26 (as amended by Technical Resolution No. 29), and no other comparative amounts will be presented. For a determination of the quantitative impact of the change to IFRS on net equity and income, see Note 3.6 to the condensed consolidated interim financial statements as of September 30, 2013.

(2)	Information covered by the Independent auditors report (Limited Review).

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

Comparative Consolidated Structure of Comprehensive Income (1)(2)

Condensed Consolidated Interim Statements of Comprehensive Income for the nine months period ended on September 30, 2013 and 2012.

	09.30.13	09.30.12
Revenues	1,438,652	1,135,462
Operating costs	(1,036,762)	(885,320)
Gross profit	401,890	250,142
Administrative expenses	(128,293)	(138,845)
Selling expenses	(193,376)	(147,451)
Other income and expenses	4,630	4,223
Operating loss	84,851	(31,931)
Financial income	23,653	25,301
Financial expense	(221,894)	(123,136)
Net financial result Result before income tax	(198,241)	(97,835)
Debt restructuring result	757,470	-
Result before income tax	644,080	(129,766)
Income tax	(237,911)	(12,726)
Total net result comprehensive result for the period	406,169	(142,492)

(1)
In accordance with the provisions of section 114 of Chapter XXXI – Temporary Provisions, of the Argentine Securities Commission (“CNV”) Regulations, as amended by CNV Resolution No. 592/2011, the Informative Summary accompanying the annual and quarterly financial statements for a fiscal year beginning as from January 1, 2013 the balances and income for the fiscal year/period must be presented in comparison with those of the previous fiscal year, both prepared under IFRS, as required under paragraph 16 (c) of Technical Resolution No. 26 (as amended by Technical Resolution No. 29), and no other comparative amounts will be presented. For a determination of the quantitative impact of the change to IFRS on net equity and income, see Note 3.6 to the condensed consolidated interim financial statements as of September 30, 2013.

(2)	Information covered by the Independent auditors report (Limited Review).

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

Comparative Statistical Data

The information shown below makes reference to the nine month period ended on September 30, 2013 and 2012.

	09.30.13	09.30.12
	Millions of CM
Gas purchased by MetroGAS	2,669.7	2,663.0
Gas contracted by third parties	3,823.0	4,234.2
	6,492.7	6,897.2
Volume of gas withheld:
- Transportation	(407.6)	(432.8)
- Loss in distribution	(339.6)	(344.9)
- Transportation and processing of gas	(3.6)	(4.9)

Volume of gas delivered by MetroGAS	5,741.9	6,114.6

Volume of gas purchased and delivered by MetroENERGIA on its own behalf	584.3	576.5

Comparative Indices (1)

The information below makes reference to the nine months period ended on September 30, 2013 and 2012.
	09.30.13	09.30.12
Liquidity	0.89	1.15
Solvency	0.28	0.10
Immobilization	0.71	0.81

(1)	Information covered by the Independent auditors report (Limited Review).

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION (“CNV”)

Additional Information

Changes in MetroGAS Shares and ADS Prices:

		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1) and (2)
		$	U$S
September	2009	A.95	2.55
September	2010	0.69	- (2)
September	2011	0.96	-
January	2012	0.85	-
February	2012	0.84	-
March	2012	0.70	-
April	2012	0.44	-
May	2012	0.57	-
June	2012	0.60	-
July	2012	0.58	-
August	2012	0.53	-
September	2012	0.48	-
January	2013	0,87	-
February	2013	0,67	-
March	2013	0,70	-
April	2013	0.76	-
May	2013	0.88	-
June	2013	0.71	-
July	2013	0.77	-
August	2013	0.84	-
September	2013	1.10	-

(1)	Prices on the last business day of each month (except for (2))
(2)
On June 17, 2010, the NYSE announced the immediate suspension of MetroGAS ADSs from listing on such exchange due the Company’s announcement of its voluntary petition for reorganization proceedings on such date.

Perspectives

MetroGAS intends to focus its efforts on ensuring the continuity of its business, maintaining gas supply quality and reliability, complying with basic License rules and finally, on the basis of the outcome of the License agreement renegotiation, MetroGAS will define its new strategy towards the future and in relation to matters such as business planning, business policy and an the development of an investment plan.

Autonomous City of Buenos Aires, November 14, 2013

Marcelo Adrián Nuñez
Acting by Vice-Chairperson

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.
Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

INDEPENDENT AUDITORS’ REPORT
(Review of interim financial statements)

To the President and Directors of
METROGAS SOCIEDAD ANÓNIMA
Gregorio Aráoz de Lamadrid 1360
Buenos Aires City

1.	Identification of the financial statements subject to review

We have reviewed the accompanying interim consolidated financial statements of METROGAS SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned “MetroGAS S.A.” or the “Company”) which comprise the interim consolidated balance sheet as of September 30, 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended and the supplemental information included in their Notes 1 to 28 (Notes 3 and 4 describe the main accounting policies used in the preparation of the accompanying interim consolidated financial statements).

The figures and other information as of December 31, 2012 and as of January 1, 2012 (the latter being the date of transition to the International Financial Reporting Standards) and for the nine-month period ended on September 30, 2012, before giving effect to the adjustments and reclassifications made to implement International Financial Reporting Standards as described in Note 3 to the accompanying interim consolidated statements were audited or reviewed by other auditors, as appropriate, who issued their respective audit reports and limited review report based on the standards established by Technical Resolution N° 7 issued by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) including qualifications in relation to certain uncertainties as described in section 4 of this report, on March 7, 2013, March 7, 2012 and November 7, 2012, respectively. The figures and other information corresponding to the fiscal year 2012 and its interim periods are an integral part of the financial statements mentioned in the previous paragraph and are intended to be read only in relation to the figures and information of the current interim period.

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the FACPCE as accounting standards, which were incorporated by the Argentine Securities Commission (“CNV”), as they were approved by the International Accounting Standards Board (“IASB”), and, therefore, is responsible for the preparation and presentation of the accompanying interim consolidated financial statements, in accordance with the International Accounting Standard 34, “Interim Financial Reporting”. Our responsibility is to issue a review report on the interim consolidated financial statements identified in the first paragraph of this section, based on the review carried out pursuant to the scope of work outlined in section 2.

2.	Scope of our work

We conducted our review in accordance with the standards of the Technical Resolution N° 33 issued by the FACPCE, which adopted the International Standard on Review Engagements issued by the International Auditing and Assurance Standards Board (“IAASB”), that are applicable to reviews on interim financial information. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to express an audit opinion on the financial statements taken as a whole. The review is mainly limited to making inquiries to the Company’s personnel and analytical procedures applied to financial data and, as a consequence, providing a lesser degree of assurance than an audit. We did not audit and consequently, we do not express an opinion on the Company’s consolidated financial position as of September  30, 2013, or comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended.

3.	Review report

Based on our review, performed with the scope described in section 2 of this report, we are in a position to report that nothing has come to our attention that causes us to believe that a material modification should be made to the interim consolidated financial statements of MetroGAS S.A. identified in the first paragraph of the section 1 of this report for them to be in accordance with International Accounting Standard 34.

4.	Additional explanatory paragraphs

a)     The changes in the economic conditions of the country and the amendments introduced to the License with which the Company operates, mentioned in Note 2 to the accompanying interim consolidated financial statements, have affected the economic and financial position of the Company, affected by the suspension of the original regime of tariff adjustment and the increase in the operating costs to maintain the quality of services. The Company´s Board of Directors is under a renegotiation process of certain terms of the License, situation that has not been resolved to the date of issuance of this report. From the year ended December 31, 2012, the Company recorded operating losses for significant amounts and, as of September 30, 2013, accumulated significant negative retained earnings for an amount of $727,828 (in thousands) and has negative working capital for an amount of $94,424 (in thousands). The Company´s Board of Directors estimates that, if the conditions as of the date of issuance of these financial statements continue, the economic and financial position will continue to deteriorate. This situation generates uncertainty about the future development of MetroGAS S.A.´s business and its ability to continue as a going concern. The Company has prepared the accompanying interim consolidated financial statements using accounting standards applicable to a going concern. Therefore, such financial statements do not include the effect of potential adjustments and reclassifications, if any, that may be required if the situation described was not resolved in favor of the business continuity and if the Company was forced to realize assets and settle its liabilities, including contingent liabilities, in conditions other than the normal course of business.

b)     Additionally, as mentioned in more detail in Note 4 to the accompanying interim consolidated financial statements, which refers to the Annex I to the consolidated financial statements of MetroGAS S.A. as of June 30, 2013, the Company has prepared projections with the aim of determining the recoverable value of its non-current assets, based on assumptions made related to the expected final outcome of the renegotiation process mentioned in the paragraph above. The cash flows and actual future results may differ from the estimates and assessments made by the Management at the date of preparation of these financial statements. In this regard, we are not in a position to estimate whether the assumptions used by the Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed the respective net book values.

c)     As mentioned in Note 3 to the accompanying interim consolidated financial statements, these financial statements have been prepared in accordance with accounting principles included in Technical Resolution N° 26 of the FACPCE applicable to the preparation of consolidated financial statements, this being the first fiscal year of application of the International Financial Reporting Standards for the Company. The effects of changes caused by the application of these new accounting standards are presented in the mentioned note to the accompanying interim consolidated financial statements. The items and figures included in the reconciliations presented in such note may vary as a result of changes in the International Financial Reporting Standards finally applied, and may only be deemed final upon preparation of the annual financial statements corresponding to the end of the current fiscal year.

5.	English translation of statutory financial statements

This report and the interim consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying interim consolidated financial statements are the English translation of those originally issued by METROGAS SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Accounting Standard 34.

Buenos Aires City, Argentina

November 14, 2013

Deloitte & Co. S.A.

Fernando G. del Pozo
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally consolidated and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.